Grupo Melo, S. A.

MELO

Apartado Postal 333
Panamá 1, Panamá

Vía España 2313 - Río Abajo
Teléfono 221-0033
Fax: 224-2311
www.grupomelo.com

May 16, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of international Corporate Finance
Room 3099 (stop 3-9).
450 Fifth Street, NW
Washington, D.C. 20549

Re: Grupo Melo S.A.
File No. 82-4893
Periodic reporting under Rule 12g3-2 (b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2 (b) promulgated under the Securities Exchange Act of 1934, Grupo Melo, S.A (the "company") hereby furnishes to the Securities and Exchange Commission the following information wich was made public as described in Rule 12g3-2 (b) (1) (i):

1. Quarter Update Report for the three months ended on September 30th, 2003.
2. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries for the three months ended September 30th, 2003.
3. Annual Update Report ended on December 31sth, 2003.
4. Unaudited Consolidated Financial Statements of Grupo Melo and Subsidiaries ended December 31sth, 2003.

Should you have any questions concerning the above, please do not hesitate to contact the undersigned at (507) 323-6978, 323-6983 or 221-0033.

Sincerely yours,

Eduardo Jaspe L.
Director of Credit and Finance

5/25

Enclosures

c.c.: Ann Bailen Fisher
(Sullivan & Cromwell)

Lucia Dumeng
(The Bank of New York)

RECEIVED
2004 MAY 21 A 11:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPUBLIC OF PANAMA
NATIONAL SECURITIES COMMISSION

FORMULARY IN-T
QUARTERLY UP DATING REPORT

Quarterly ended on September 30th, 2003

GRUPO MELO, S.A.

Registered securities: Common Stocks

Address: VIA ESPAÑA 2313, RIO ABAJO

TELEPHONE: 221-0033 FAX 224-2311

EMAIL: dirfinanzas@grupomelo.com

Grupo Melo, S.A. is a corporation exclusively dedicated to the stock holding of the societies that conform the corporations named Grupo Melo, S.A. Within the Grupo Melo, S.A. exists a pyramidal stock holding on which the corporation Grupo Melo, S.A. is the corporation holding the mother stocks. Grupo Melo, S.A. and its subsidiaries (from now on will be called "Grupo Melo"), is a conglomerate of corporations actually formed by 37 corporations grouped on 7 divisions that undertakes functions of productions, processing, distribution and sales of goods and services and due to this, it results depends of the operations of these 7 Divisions.

I PART
ANALYSIS OF THE PROFIT AND LOSS FINANTIAL AND OPERATIVE STATEMENTS

A. Liquidity.

At closing the third quarterly of 2003, Grupo Melo's current assets had an increase of US$2.15 millions that represents 4.14% in relation to December 2002. This increase was principally registered at inventory levels that change 10.30%. The inventory changes answer for the preparation of the Machinery Division to comply with an important public bid that was awarded to us. There is also an increase in the inventory of the Stores Division due to the opening of 10 new sales points. Likewise it can be seen an increase of the inventory of the grains used as raw material for the poultry food caused by the increase of the prices at international level.

In this period, the short term liabilities had an increase of 3.66% or US$2.15 in relation with the past year caused principally by the increase in the short term financial debt contracted to finance the inventories increase.

These operations have resulted on an current relation of 1.18 times at September 30th, 2003. This level of current reason has been kept during all the quarterly periods of 2003 and the 2002 closing.

B. Capital Resources

Grupo Melo and its Subsidiaries kept total assets for the amount of US$127.5 millions at September 30th. 2003 that represents an increase of 1.98% related to 2002 closing. This increase is principally located in the inventories, in accordance with the appointed in the section above.

---

*This document has been prepared with the knowledge that its contents will be for use of the shareholders and general public.

The investment budget has been performed on a 83% where the principal projects are for the Plant of Protein Recover, new agriculture stores and new Pio Pio restaurants. Nevertheless, the assets depreciation keep at a level similar to those of the past year the total of Property, Plant, Equipment and Improvements.

The Grupo Melo assets are financed at a 68.23% by liabilities and 31.77% by capital at September 30, 2003, resulting on a debt reason to capital of 2.15, less to the 2.18 that we have at the closing of 2002. then, by liabilities that represents the 68.08% to the closing of the first quarterly of 2003. This financing structure is similar to the one that has been maintained during the whole year and supported by withholding of the utilities.

In the composition of the liabilities stands out an increase of US$2.15 millions or 9.18% against December 2002 in short term debt used as working capital in the financing of inventories. The investments has been financed with the cash flow of the Grupo and with long term financing obtained in amounts similar to the long term loan capital amortizations programmed for the period so there has not been substantial changes in the long term loans.

C. Results of the Operations.

At September 30, 2003 the Grupo Melo consolidated incomes reached the amount of US$94.5 millions which represents an increase of 6.81% in comparison with the same period on 2002 this increment is mainly due to the sales on the new selling points of the Divisions of Stores and Restaurants, the strengthening of the exports of the Food Division and the efforts of the Machinery Division. Following a detail of the sales of Grupo Melo per Division:.

Division	Sept. 2003	Sept. 2002	Changes
Foods	42,726	40,110	6.52%
Stores	26,402	24,123	9.45%
Real Estate	3,618	4,100	-11.76%
Machinery	13,010	12,164	6.95%
Restaurants	7,415	6,640	11.67%
Wood	906	1,051	-13.80%
Others	275	147	87.07%
Total	94,352	88,335	6.81%

Continuum the tendency observed on the first quarterly of the year related to costs and expenses. Even though that the rough margin for this quarterly is of 50.15%, 196 percentual points lower than the rough margin obtained in the same period of time of 2003, the general and administrative expenses and the depreciation are substantially lower than those obtained in this period of time in 2002 which allowed that the operative margin closed in 1.86% versus o.39% of 2002.

The improvement on sales of the Grupo, the purchasing policies and production efficiency, the reduction of the administrative expenses control and the savings on the financial expenses, have as a result a net profit of US$1.63 millions (gross margin of 1.73%) accumulated at the third 2003 quarterly, improved meaningful versus the same period of 2002 when the Grupo closed with a profit of only US$326 thousand.

B. Analysis of Perspectives.

With the conclusion of the negotiations with the Chain of Supermarkets La Fragua in Guatemala, and the chain of fast food Wendy's in El Salvadors, Embutidos and Conservas de Pollo, S.A. continues its program of penetrating the Central America, Colombia, and some Caribbean Islands market. Also maintains its dominant position on the local market. This Division is preparing the budgets for year 2004 on which will include an important investment in marketing and publicity for

the developing of the international markets plus having strengthening the management in the marketing and sales area.

We hope to finish on December the building, equipping and the proof step of a Protein Rendering Plant, that uses sub products of the Chicken Processing Plant to transform them into inputs to elaborate chicken, dogs, fish and ruminants rations. This plant should start functioning from January 2004, with excellent projections that have been included in the operations budged of the Food Divisions of the Grupo.

Recently, executives of the Real state Division of the Grupo Melo visited the Real State Fair in California and differente projects in Costa Rica. This actions have made it possible to establish new international relations, an furthermore to determinate new strategies of international marketing to reinforce the international sales of real state in Alto del Maria. Also, to create and aggregated value to the clients of Real State we have developed a new access to the project Alto de Maria from the town of Bejuco, which have a square, mini mall and other facilities for the visitors. It was also developed a connecting road with El Valle de Anton, through the mountains. With this project we hope to increase the number of visitors to Altos del Maria and capture new sales. With the same objective, soon will start the construction of 10 houses of the inventory of Altos del Maria, which will allow to offer a finished product for which exists an increasing demand. Next summer will start the developing of La Rioca project where will be offered plots of land at a height of 1,000 meters over the sea level, with a fresh mountain climate, panoramic view of the Pacific and Atlantic coast lines besides having with excellent topography and fertile land. This developing will be directed to high income market.

The ISUZU line has maintained its leadership in the market with trucks in the Republic of Panama obtaining a 52% of participation in the market. The line of John Deere excavation equipment maintains its leadership on sales at Centro American level and the sales of this year of COPAMA in this line of sales have reached record numbers. With the purpose of complimenting the lines of the Equipment Division of the Grupo Melo an to increase the use of fixed assets, COPAMA will be representing from the next quarterly, the line of FIAT vehicles made in Brazil that will offer a variety of models of vehicles of passengers and commercial. The agreement includes the representation of the line of Alfa Romeo vehicles that will be developed afterwards.

The exports of solid doors of the Wood Division of the Grupo Melo have reached a high participation in the Puerto Rican market, at the point that we expect to duplicate the exports volume of 2002 at the closing of 2003. For 2004 we project to continue with a substantial increase of the exports for which we are negotiating a contract with the principal car dealer of Dominican Republic. In this same way, we continue the negotiations with dealers of different regions of the United Stastes of America with the objective to convert the proof exports that have taken place in that market on constant exports.

We expect that will continue the increase in the activity volume of the Divisions of Restaurants and Stores that continue to solidify its position in the national market with its new points of sales.

II PART
FINANCIALSUMMARY
GRUPO MELO AND SUBSIDIARIES
(on thousands of balboas excepting the *)

A. Presentation applicable to issuers of the commercial and industrial sector.

FINANCIAL STATEMENTS	Quarterly At 30/09/03	Quarterly at 30/06/03	Quarterly at 31/03/03	Quarterly at 31/12/02
Total Sales or Incomes	94,506	60,812	29,504	117,1
Operation Margin	6.26%	6.29%	6.34%	6.03%
General and Administrative Expenses.	37,820	24,902	12,425	49,079
Net Profit or Loss	1,635	955	477	1,05
Shares issued and circulating*	2,328,314	2,328,314	2,328,314	2,328,314
Profit or Loss per share*	$0.702	$0.410	$0.205	$0.45
Depreciation and Amortization	3,658	2,428	1,194	5,42
Non recurrent Profit or loss	0	0	0	0

GENERAL BALANCE	Quarterly At 30/09/03	Quarterly at 30/06/03	Quarterly at 31/03/03	Quarterly at 31/12/02
Current Assets	54,145	51,772	50,449	51,99
Total Assets	127,544	124,783	123,560	125,071
Current Liabilities	45,718	44,039	42,753	44,103
Long Term Debt	41,151	40,808	41,008	41,53
Preferential Stocks	0	0	0	0
Paid Capital	21,391	21,391	21,391	21,391
Retained earnings	19,208	18,531	28,385	17,99
Total Stockholders equity	40,509	39,833	39,687	39,297
FINANCIAL RATIOS				
Dividend / Share	$0.12	$0.18	$0.04	$0.16
Total Debt/ Patrimony	2.15	2.13	2.11	2.18
Working Capital	8,427	7,733	7,696	7,888
Up-to-date Rate	1.18	1.18	1.18	1.18
Operative earnings / Financial Expenses	1.42	1.37	1.35	1.23

III PART
FINANCIAL STATEMENTS

Are attached to this report.

IV PART
DISCLOSURE

The way of disclosing by which the Grupo Melo, S.A. will disclose the Quarterly up-dating Report is by the Grupo Melo Internet Page www.grupomelo.com.pa from December 2, 2003.

Legal Authorized Representative

____
Eudoro Jaén
Vicepresident

Consolidated Financial Statements

Grupo Melo, S. A.

Months ended September 30, 2003 and 2002
with Internal Auditor Report

CONTENTS

GENERAL INFORMATION

Dignitaries
Arturo D. Melo S. (President)
Arturo D. Melo K. (Vicepresident – Secretary)
Eudoro Jaen (Vicepresident – Treasurer)
Federico F. Melo K. (Vicepresident)

Company Secretary
Arturo D. Melo K.

Registered Office
Via España 2313, Rio Abajo

Lawyers
Rivera, Bolivar y Castañeda
Infante, Garrido y Garrido
Vergara, Anguizola y Asociados

Banks and Financial Institutions
Banco Continental de Panama, S. A.
Banco Atlantico Panama
Banco Aliado, S. A.
Citibank, N.A.
Banco General, S. A.
Banco Internacional de Costa Rica
BNP Paribas
HSBC Bank
BAC International Bank
Universal Trade and Finance
Corporacion Interamericana de Inversiones

Trustee Bond Holders
Banistmo Capital Markets Group Inc.
B.G. Investment Co. Inc.

Auditors
Ernst & Young

AUDITORS' REPORT

The Board of Directors and Shareholders
Grupo Melo, S. A.

We have reviewed the general balance sheet consolidated and the consolidated states of capital of Grupo Melo, S. A. to the 30 of September of 2003 and 31 of December of 2002, the connected states consolidated of results and cash flow, for the nine finished months the 30 of September of 2003 and 2002 in accordance with International Accounting Standards. All information including the financial statements is representation of the management of Grupo Melo, S. A.

A revision mainly consists of investigations to the personel of the company and application of analytical procedures to the financial information. Its reach is substantially smaller than the used one in an examination done in accordance with accepted International Standard Audit, whose objective is the expression of an opinion on the taken financial statements altogether. Therefore, we did not express express such opinion.

Based in our revisions, we have not had knowledge of any relatively important modifications that they were due to do to the financial statements that are accompanied in accordance with the International Accounting Standards.

Rafael De Gracia
CPA 573

October 8, 2003
Panama, Republic of Panama

(in thousands of dollars)

CONSOLIDATED BALANCE SHEETS

	Notes		September 30 2003		December 31 2002
ASSETS					
Current Assets					
Cash and cash equivalents	3	**B/.**	**2,924**	B/.	3,729
Notes and trade receivable, net	4, 5		**17,672**		18,068
Loans receivable, net	6, 7		**35**		141
Inventories	8		**30,166**		27,350
Prepaid income tax			**655**		731
Severance fund			**1,614**		1,536
Prepaid expenses			**1,079**		437
			54,145		51,992
Non-Current Assets					
Notes receivable, net of current portion			**4,313**		4,404
Deferred income tax	14		**670**		670
Parceled land for sale			**9,077**		8,976
Investment, at equity	9		**1,515**		1,515
Properties, equipment and improvements, net	10		**52,845**		52,696
Reforestation investment			**1,852**		1,852
Other assets			**3,127**		2,966
			73,399		73,079
TOTAL ASSETS		**B/.**	**127,544**		B/.125,071

(in thousands of dollars)

	Notes		September 30 2003		December 31 2002
LIABILITIES AND SHAREHOLDERS' EQUITY					
Current Liabilities					
Interest-bearing loans and borrowings	12, 13	**B/.**	**25,633**	B/.	23,484
Notes and accounts payable - trade			**16,270**		16,690
Reserve for seniority premium			**2,430**		2,429
Accrued expenses and other liabilities	11		**1,385**		1,501
			45,718		44,104
Non-Current Liabilities					
Interest-bearing loans and borrowings	13		**41,151**		41,530
Clients deposits			**56**		51
Minority interest			**110**		90
			41,317		41,671
Commitments and contingency	17				
Shareholders' Equity					
Issued capital (common stock, non par value; authorized shares: 2,500,000; issued and outstanding shares: 2,328,314)			**21,391**		21,391
Retained earnings			**19,208**		17,995
Deemed dividend tax			**(90)**		(90)
Total Shareholders' Equity			**40,509**		39,296
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**B/.**	**127,544**	B/.	125,071

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF INCOME

	Notes		Nine months ended September 30 2003		2002
Revenue					
Net sales		B/.	**93,975**	B/.	87,966
Interest income			**377**		369
Other income			**154**		85
Total revenue			**94,506**		88,420
Cost and expenses					
Cost of sales			**47,111**		42,931
General and administrative expenses	16		**37,820**		36,654
Depreciation and amortization	10		**3,658**		4,166
Interest and financial charges			**4,162**		4,323
Total cost and expenses			**92,751**		88,074
Income before income tax			**1,755**		346
Income tax	14		**(100)**		-
Income before participation in investment loss and minority interest			**1,655**		346
Minority interest			**(20)**		(20)
Net income		**B/.**	**1,635**	B/.	326
Basic earnings per share		**B/.**	**0.71**	B/.	0.14

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CAPITAL

	Note	September 30 Amounts				December 31 Shares	
			2003		2002	**2003**	2002
Issued capital[1]							
Common stock at no par value							
Balance at beginning of year		**B/.**	**21,391**	B/.	20,893	**2,328,314**	2,328,314
Capitalized earnings			**-**		498		
Balance at end of year			**21,391**		21,391	**2,328,314**	2,328,314
Retained earnings							
Balance, beginning of year			**17,995**		17,834		
Accumulated deficit from subsidiary			**-**		(27)		
Dividends paid	15		**(422)**		(370)		
Capitalized earnings			**-**		(498)		
Net income			**1,635**		1,056		
Balance at end of year			**19,208**		17,995		
Deemed dividend tax							
Balance at beginning of year			**(90)**		(140)		
Decrease			**-**		50		
Balance at end of year			**(90)**		(90)		
Total capital and shares		**B/.**	**40,509**	B/.	39,296	**2,328,314**	2,328,314

[1] The holders of ordinary shares are entitled to receive dividends as and when declared by the Group. All ordinary shares carry one vote per share without restriction.

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Nine months ended September 30	
	Note	**2003**	2002
Cash flows from operating activities			
Income (lost) before income tax		**B/. 1,755**	B/. 346
Adjustments for:			
Depreciation and amortization		**3,658**	4,166
Allowance for doubtful accounts	5	**427**	365
Reserve for seniority premium		**234**	233
Interests paid		**4,162**	4,323
Interests earned		**(377)**	(369)
Operating results before changes in working capital		**9,859**	9,064
Notes and trade receivable		**(31)**	(2,338)
Loans receivable		**106**	118
Inventories		**(2,816)**	(2,543)
Prepaid expenses		**(642)**	(469)
Notes and accounts payable - trade		**(420)**	3,878
Accrued expenses and other liabilities		**(116)**	309
Seniority premium paid		**(233)**	(188)
Clients deposits		**5**	(38)
Cash proceeds from operations		**5,712**	7,793
Interests paid		**(4,162)**	(4,323)
Interests earned		**377**	369
Income tax paid		**(24)**	23
Net cash flows from operating activities		**1,903**	3,862
Cash flows from investing activities			
Severance fund		**(78)**	(160)
Purchase of properties, equipment and improvements, net of disposals		**(3,807)**	(2,335)
Parceled land for sale		**(101)**	(636)
Net cash flows used in investing activities		**(3,986)**	(3,131)

(in thousands of dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS continued

	Note	Nine months ended September 30			
			2003		2002
Cash flows from financing activities					
Notes receivable, net of current portion		B/.	**91**	B/.	171
Other assets			**(161)**		(93)
Loans payments and leasing obligations			**(33,773)**		(50,706)
Proceeds from loans and leasing obligations			**35,543**		34,392
Issuance of bonds			**-**		15,000
Dividends paid	15		**(422)**		(370)
Net cash flows (used in) from financing activities			**1,278**		(1,606)
Net increase in (decrease) cash and cash equivalents			**(805)**		(875)
Cash and cash equivalents at beginning of year			**3,729**		3,433
Cash and cash equivalents at end of semester		B/.	**2,924**	B/.	2,558

The accounting policies and explanatory notes on pages 9 through 23 form an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. CORPORATE INFORMATION

Grupo Melo, S. A. is the holding company of a conglomerate grouped in divisions with various economic activities such as: wholesale and retail sale of dry goods; breeding, fattening and sale of poultry; sale of agriculture and industrial machinery, vehicles and related equipment; processing, sale of timber and construction material; fast food restaurant chain, processing of chicken and preparation of food, real estate and reforestation. Its sales are mainly to local consumers. Among its main suppliers are: Isuzu Motor Corporation, John Deere Intercontinental, Syngenta, S. A., Bremer Pharma, Pfizer, S. A., Monsanto, S. A., and Pionner Seed Co.

The office of Grupo Melo, S. A. is located at Via España #2313, Rio Abajo.

At September 30, 2003 and 2002 the Group had 3,111 and 2,942 employees, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Standards issued by the International Accounting Standards Committee (IASC) and interpretations issued by the Standing Interpretations Committee of the IASC.

The consolidated financial statements have been prepared on a historical cost basis and are stated in balboas (B/.), monetary unit of the Republic of Panama, which is at par and freely exchangeable with the dollar ($) of the United States of North America.

Principles of consolidation

The consolidated financial statements comprise the accounts of Grupo Melo, S. A. and its controlled subsidiaries: Melo y Compañia, S. A., Inmobiliaria Los Libertadores, S. A., Compañia Panameña de Maquinaria, S. A., Copama de Azuero, S. A., Copama de David, S. A., Edificaciones y Materiales, S.A. Comercial Maderera, S. A., Financiera Mercantil, S. A., Altos de Vistamares, S. A., Restaurantes Melo, S. A., Maderas y Materiales de Construcción, S.A. and Alimentos Melo, S. A., after the elimination of all material intercompany transactions.

The financial statements of subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies.

Minority interest principally represents the interest in Estrategias y Restaurantes, S. A.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Use of estimates

The preparation of the consolidated financial statements in accordance with International Accounting Standards requires management to record several estimates and assumptions related with the presentation of assets, liabilities and contingent liabilities. The final balances might differ from these estimates. The estimates particularly susceptible to significant changes are those related with the allowance for uncollectible accounts and the allowance for slow moving inventory.

Manufacturing tax incentives

Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Maderas y Materiales de Construccion, S. A., Empolladora Panama, S. A., and Embutidos y Conservas de Pollos, S. A. were granted by means of their registration in the Official Registrer of the National Industry, the industrial incentives for the advancement and development of the local industries and exports, forseed in Law No.3 of March 20th, 1986. The Companies signed the Official Registrer of the National Industry in 1991 for a period of ten years, due in 2001. Empacadora Avicola, S. A., Sarasqueta y Cia., S. A., Empolladora Panama, S. A. and Embutidos y Conservas de Pollos, S. A. were granted an extension of 10 years due in 2010 and Maderas y Materiales de Construcción, S. A. due in 2009.

Among the benefits and incentives granted to the Companies, are the following:

a) Three percent tax on imports of all machinery, equipment, spare parts and accessories, raw material, semi-finished products, containers, fuel and lubricants.

b) Exemption of income tax, on reinvested profits for plant expansion or to develop new products.

c) Loss carry forward to be applied from taxable income during the three years following the period in which they were incurred. The net loss occurred during any operation year, included in the period of the Official Register, could be deducted immediately the following three years from taxable income of the year that it occurred.

Cash and cash equivalents

Cash on hand and in banks, which are held to maturity, are carried at cost.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Notes and trade receivables

Notes and trade receivables, which generally have 30-90 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectible amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off as incurred.

Inventories

The inventories are carried at the lower of cost or net realizable value. Costs incurred in bringing each product to its present location and condition are accounted for as follows:

Finished goods and work-in-progress	Average cost
Machinery and automobiles inventory	Specific costs according to suppliers invoices.
Parceled land for sale	Land purchased for development and sale are carried at the lower of cost and net realizable value.

Allowance for slow moving inventory

By an evaluation of the inventory turnover, management estimates the allowance for slow moving inventory. Each year inventories determined to have slow turnover are charged against the allowance.

Severance fund / seniority premium and accrued indemnity

Labor laws establish that employers must have a dismissal fund to pay the worker upon cessation of the labor relationship, regardless of the cause, a seniority premium and indemnity in cases of unjustified dismissals. The Group contributes to the fund on the basis on 2.25% of total salaries paid.

(in thousands of dollars)

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Investment in associates

Investment in associates over which the Group has significant influence (typically those that are 20-50% owned) is accounted for under the equity method of accounting and is carried in the balance sheet at the lower of the equity-accounted amount and the recoverable amount, and the pro-rata share of income (loss) of associates is included in income. The Group's investment in associates consists of a 50% ownership interest in Procesadora Moderna, S. A., 50% ownership interest in Endicott International Ltd., 50% ownership interest in Compañia Ulises, S. A., 25% ownership interest in Panama Grain Terminal, S.A., 50% ownership interest in Bulk Cargo, S. A., and a 16% ownership interest in Comercializadora Regional Centroamericana, Inc.

Properties, equipment and improvements

Properties, equipment and improvements are stated at cost less accumulated depreciation and amortization. Generally, depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset (30 - 40 years for building and improvements, 3 - 16 years for machinery and equipment). The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amounts, and where carrying values exceed this estimated recoverable amount, assets are written down to their recoverable amount.

Forest investment

Payments made by the Group for the execution of the forest development plan are recorded as reforestation costs, as well as handling and current and administrative expenses incurred in the operation and maintenance of reforestation.

Accounts payable trade and accrued expenses

Liabilities for trade and accrued expenses which are normally settled on 30-90 day terms, are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Group.

Interest bearing-loans and borrowings

All interest bearing-loans and borrowings are initially recognized at cost, being the fair value of the consideration received and including acquisition charges associated with the loans.

After initial recognition, all interest-bearing loans and borrowings are subsequently measured at amortized cost. Amortized cost is calculated by taking into account any discount or premium on settlement. Liabilities, which are held for trading, are subsequently measured at fair value.

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Deferred income tax

Deferred income tax arises because of time differences resulting from income and expenses recorded in financial accounting and those reported for the purposes of income tax calculation.

The determination of deferred income tax must be based on the certainty of the utilization of carry-forward tax losses before recognizing any asset by deferred income tax on the consolidated financial statements. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. The Group records deferred income tax from carry-forward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Leases

Finance leases, which effectively transfer to the Group substantially all the risks and benefits incidental to ownership of the leased item, are capitalized at the present value of the minimum lease payments at the inception of the lease term and disclosed as leased properties, equipment and improvements. Lease payments are apportioned between the finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly against income.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the Group. As equity is repurchased, the amount of consideration paid is recognized as a charge to equity and reported in the balance sheet as treasury shares.

(in thousands of dollars)

NOTES continued

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES continued

Income recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured.

Sale of goods

Revenue is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer.

Rendering of services

Revenue is recognized only to the extent of the expenses recognized which are recoverable.

Interest

Revenue is recognized as the interest accrues (taking into account the effective yield on the asset) unless collectibility is in doubt.

Commission

Commission income is recognized over a proportional base during loan existence.

3. CASH AND CASH EQUIVALENTS

Cash and cash equivalents were as follows as of September 30 and December 31:

		2003		2002
Cash on hand	**B/.**	**64**	B/.	60
Cash on banks:				
Checking accounts		**2,860**		3,669
	B/.	**2,924**	B/.	3,729

(in thousands of dollars)

NOTES continued

4. NOTES AND TRADE RECEIVABLE, NET

Notes and trade receivable were comprised of the following as of September 30 and December 31:

		2003		2002
Current portion of notes receivable	B/.	**4,155**	B/.	4,184
Trade receivable		**13,588**		13,193
Allowance for doubtful accounts		**(836)**		(504)
		16,907		16,873
Accounts receivable - other:				
Employees		**154**		164
Other		**611**		1,031
	B/.	**17,672**	B/.	18,068

5. ALLOWANCE FOR DOUBTFUL ACCOUNTS

The following is an analysis of the allowance for doubtful accounts as of September 30 and December 31:

		2003		2002
Balance at beginning of year	B/.	**504**	B/.	567
Additions		**427**		420
Write-offs		**(95)**		(483)
Balance at end of year	B/.	**836**	B/.	504

6. LOANS RECEIVABLE, NET

A detail of loans receivable at September 30 and December 31, is as follows:

		2003		2002
Automobile financing	B/.	**251**	B/.	293
Personal loans		**5**		57
Commercial loans		**98**		117
		354		467
Allowance for doubtful loans		**(184)**		(184)
		170		283
Deferred interest		**(97)**		(102)
Insurance		**(38)**		(40)
	B/.	**35**	B/.	141

(in thousands of dollars)

NOTES continued

7. ALLOWANCE FOR DOUBTFUL LOANS

The following is an analysis of the allowance for doubtful loans at September 30 and December 31:

		2003		2002
Balance at beginning of year	B/.	184	B/.	812
Write offs		-		(628)
Balance at end of year	B/.	184	B/.	184

8. INVENTORIES

At September 30 and December 31 inventories are detailed as follows:

		2003		2002
Goods and materials	B/.	15,827	B/.	15,663
Machinery and equipment		985		1,176
Automobiles and spare parts		4,077		2,034
Poultry, eggs and food		6,538		5,150
Other (tires and batteries)		556		1,601
		27,983		25,624
Inventory in transit		2,183		1,726
	B/.	30,166	B/.	27,350

9. INVESTMENT, AT EQUITY

At September 30 and December 31, investments were as follows:

	% of Participation	Cost	Participation	2003	2002
Procesadora Moderna, S. A.	50%	B/. 1,849	B/. (911)	B/. 938	B/. 938
Endicott International Ltd.	50%	240	(62)	178	178
Compañia Ulises, S. A.	50%	135	(5)	130	130
Panama Grain Terminal, S. A.	25%	100	-	100	100
Bulk Cargo, S. A.	50%	37	33	70	70
Comercializadora Regional Centroamericana, S. A.	16%	50	(11)	39	39
		2,411	(956)	1,455	1,455
Otras inversiones		60	-	60	60
		B/.2,471	B/. (956)	B/. 1,515	B/.1,515

The investment in Panama Grain Terminal, S. A. is presented at cost, because the company had no operations at September 30, 2003.

(in thousands of dollars)

NOTES continued

10. PROPERTIES, EQUIPMENT AND IMPROVEMENTS, NET

An analysis of properties, equipment and improvements at September 30 and December 31, is the following:

	Properties		Machinery and Equipment		Leased Equipment		Construction in Progress		Total	
	2003	2002	**2003**	2002	**2003**	2002	**2003**	2002	**2003**	2002
Balance at beginning of year, net of accumulated depreciation and amortization	**B/.32,150**	B/.31,506	**B/.19,575**	B/.21,969	**B/. 478**	B/. 547	**B/. 493**	B/. 1,221	**B/. 52,696**	B/. 55,243
Additions	**177**	1,472	**2,025**	2,827	**662**	354	**2,049**	973	**4,913**	5,626
Reclassifications	**--**	840	**--**	(920)	**-**	109	**-**	(29)	**-**	-
Disposals	**(784)**	(329)	**(819)**	(1,145)	**-**	(643)	**-**	(1,672)	**(1,603)**	(3,789)
Disposals depreciation	**304**	58	**193**	266	**-**	718	**-**	-	**497**	1,042
Depreciation and amortization	**(1,099)**	(1,397)	**(2,201)**	(3,422)	**(358)**	(607)	**-**	-	**(3,658)**	(5,426)
Balance at end of year, net of accumulated depreciation and amortization	**B/.30,748**	B/.32,150	**B/.18,773**	B/.19,575	**B/. 782**	B/. 478	**B/. 2,542**	B/. 493	**B/. 52,845**	B/. 52,696
Properties, equipment and improvements, at cost	**B/.43,939**	B/.44,301	**B/.52,794**	B/.51,841	**B/.6,086**	B/.4,941	**B/. 2,542**	B/. 493	**B/.105,361**	B/.101,576
Accumulated depreciation and amortization	**(13,191)**	(12,151)	**(34,021)**	(32,266)	**(5,304)**	(4,463)	**-**	-	**(52,516)**	(48,880)
Net carrying amount	**B/.30,748**	B/.32,150	**B/.18,773**	B/.19,575	**B/. 782**	B/. 478	**B/. 2,542**	B/. 493	**B/. 52,845**	B/. 52,696

Several properties guarantee credit agreements of the Group's companies. (Notes 12 and 13)

(in thousands of dollars)

NOTES continued

11. ACCRUED EXPENSES AND OTHER LIABILITIES

The following is a detail of accrued expenses and other liabilities at September 30 and December 31:

		2003		2002
Reserve for vacations	**B/.**	**388**	B/.	465
Income tax and social security		**268**		452
XIII month		**250**		124
Managers' participation		**40**		121
Interests payable		**137**		206
Payroll deductions and others		**302**		133
	B/.	**1,385**	B/.	1,501

12. CREDIT AGREEMENTS

The Group has agreements for short-term credit lines with nine banks up to B/.23,700 as per agreed upon contractual clauses. Those agreements do not have maturity dates and may be reviewed and renewed on a yearly basis. As of September 30, 2003, the unused portion of the credit lines was B/.7,454.

The credit agreements entail the following conditions:

- Mortgage and anticresis over properties 61996, 65686, 65159, 57169, 20465, 34053, 28356, 49380, 39728, 33382, 33151, 52515, 44216, 36616, 2853, 3088, 388, 123035, 44226, 47734, 34302, 54843 and 106489.

- Dividends and/or loans to shareholders are allowed up to 40% of yearly net earnings as long as the debt to capital ratio is not greater than two and one half (2 ½) to one (1).

- The debt to capital ratio should not exceed two and one half (2 ½) to one (1).

(in thousands of dollars)

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS

At September 30 and December 31, short and long-term interest-bearing loans and borrowings were as follows:

	Interest	Maturities		2003	2002
Short - term					
Overdraft and bank loans	7.5-11%	2003-2004	**B/.**	**16,246**	B/.15,179
Mortgages	7-12%	2003-2004		**3,136**	2,131
Capital lease agreements	10.5-11%	2003-2004		**408**	395
Bonds	8-11%	2003-2004		**5,843**	5,779
			B/.	**25,633**	B/.23,484

	Interest	Maturities		2003	2002
Long - term					
Mortgages	7-12%	2009	**B/.**	**7,201**	B/.7,055
Capital lease agreements	10.5-11%	2006		**558**	235
Bank loans		2004		**-**	16
Bonds	8-11%	2007		**33,392**	34,224
			B/.	**41,151**	B/.41,530

Mortgages

Mortgages have the following guarantees:

- Mortgage and anticresis over properties 1897, 11259, 11415, 11962, 27279, 324981, 15005, 53454, 83928, 34986, 11457, 3314, 3381, 3382, 105310, 45897, 111084, 123987, 143675, and the properties 39226, 40371, 40381, 40391 and others where the plant Manuel E. Melo is located.

- Requirements on maintenance of the mortgaged properties, insurance policies endorsed to banks and cross guarantees of Grupo Melo, S. A. and subsidiaries.

(in thousands of dollars)

NOTES continued

13. INTEREST - BEARING LOANS AND BORROWINGS continued

Bonds

Current issuances are supported by the general credit of issuers, a trust fund established by negotiable documents and joint guaranty of Grupo Melo, S. A.

Interest paid

Interest payments of loans, leasing contracts and bonds were B/.4,162 and B/.4,323 in 2003 and 2002, respectively.

14. TAX

Deferred tax assets

Deferred taxes at September 30 and December 31 relates to the following:

	Computation Basis		2003		2002
Seniority premium	**B/. 1,001**	**B/.**	**300**	B/.	300
Carryforward losses	**1,231**		**370**		370
	B/.2,232	**B/.**	**670**	B/.	670

Deferred income tax

The Group recognizes income tax according to International Accounting Standard 12 (IAS 12) "Income Taxes".

The Group computed deferred tax asset for the amount of B/.670 at September 30, 2003. These balances are mainly the result of reserve for seniority premium prior to 1993 and current period's loss of Maderas y Materiales de Construccion, S. A., which will be available to apply against future income taxes. This provision is estimated on the basis mentioned above of B/.2,232 at September 30, 2003. According to tax regulations, in the case of seniority premium, future use of the provision must be applied at the time the benefit is paid or the contribution is made to the severance fund.

(in thousands of dollars)

NOTES continued

14. TAX continued

According to IAS 12, the future use of carryforward losses must be certain before recognizing any deferred tax asset on the consolidated financial statements. The carrying amount of deferred tax assets or liabilities is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset or liability to be utilized. The Group recorded deferred income tax from carryforward losses based on the amount considered to be recoverable in subsequent years and not on total accumulated losses, due to the uncertainty of using this asset in the future.

According to current tax regulations, income tax returns of entities established in the Republic of Panama are subject to review by tax authorities for the last three (3) years, including the year ended December 31, 2002.

15. DIVIDENDS PAID

During year 2003, dividends of B/.0.18 per ordinary share (totaling B/.422) were declared and paid.

During year 2002, dividends of B/.0.16 per ordinary share (totaling B/.370) were declared and paid.

(in thousands of dollars)

NOTES continued

16. GENERAL AND ADMINISTRATIVE EXPENSES

The following is a detail of general and administrative expenses for the months ended September 30:

		2003		2002
Salaries, commissions and premiums	B/.	**10,542**	B/.	10,261
Overtime		**977**		965
Payroll taxes		**4,177**		4,256
Employees participation in earnings		**67**		41
Attendance fees and representation expenses		**639**		666
Travel, allowance and transportation		**750**		659
Professional fees – Management		**1,168**		960
Legal and professional fees		**81**		147
Electricity, telephone and water		**2,794**		2,723
Rent		**1,250**		1,261
Office expenses		**546**		514
Repair and maintenance		**1,254**		1,080
Machinery repair and maintenance		**838**		914
Equipment rent		**29**		86
Gas and lubricants		**1,519**		1,378
Tires and accesories		**215**		222
Vehicle maintenance and spare parts		**722**		743
Insurance costs		**438**		367
Bad debts		**423**		384
Inventory		**99**		55
Packaging, bags and paper		**1,543**		1,671
Delivery, freight and transport		**1,674**		1,569
Supply and materials		**379**		405
Selling expenses		**730**		1,026
Fumigation and medical expenses		**604**		792
Sypply and materials for farm		**133**		128
Breeds		**217**		283
Cleaning		**768**		715
Advertising		**1,056**		856
Stamps and sealed paper		**148**		166
Governmental and Municipal taxes		**598**		600
Taxes cost		**521**		363
Bank charges		**250**		394
Expenses transferable to cost		**(31)**		(1,008)
Miscellaneous		**702**		1,012
	B/.	**37,820**	B/.	36,654

(in thousands of dollars)

NOTES continued

17. COMMITMENTS AND CONTINGENCY

Commitments and contingency at September 30 and December 31 are detailed as follows:

Capital lease obligations

Future minimum lease payments under finance leases include the present value the net minimum lease payments and are as follows:

		2003		2002
Within one year	**B/.**	**408**	B/.	395
After one year but not more than three years		**558**		235
	B/.	**966**	B/.	630

Technology license and technical assistance agreement

Grupo Melo, S. A. signed a Technology License and Technical Assistance Agreement with Tyson Foods, Inc. with the following contract obligations:

1. Effective for a ten-year period starting on October 1, 1998 can be renewed automatically, unless one of the parties notifies the intention to negotiate thirty days prior to the end of the initial term or any subsequent renewal term.

2. Payment of a percentage of net sales of licensed products with an annual minimum payment of B/.200,000.

Contingency

Pavensa Overseas, S. A. filed a civil complaint against Grupo Melo, S. A., Construcciones Campestres, S. A., Cultivos Tecnicos de Panama, S. A., Edificaciones y Materiales, S. A. and Altos del Maria, S. A., in a plenary action of large claim before the 13th Civil Court of the First Judicial District, for supposed damages including detriment, loss of profits, moral, social, and commercial damages, etc. The civil complaint is based on several irregularities and deficiencies noted and evidenced due to a pretended termination or fulfillment of a construction agreement to build a house. The amount of the claim is for Five Hundred Thousand Balboas (B/.500,000) plus interest, costs and expenses incurred during the proceedings. The current state of the case is awaiting verdict from the judgement of the first instance. The Group considers that, either in a court decision or by means of an out of court settlement, this case will represent for the defendant a payment in lieu of the repairs and expenses incurred by the plaintiff. In spite of the aforementioned, the total amount of the claim is temerarious and will not be technically possible to evidence as to the full amount pretended by the plaintiff.

Antonio Paredes Villegas filed a lawsuit against Compañia Panameña de Maquinaria, S. A. (COPAMA), claiming supposed injury and damages. The case is on the 16th Civil Court of the First Judicial District. The amount of the claim is for B/.1,675,000. It is considered that the outcome will be against the plaintiff. The case is awaiting decision.

At the date of the balance sheet, the Group had not made any provision related to these claims.